April 18, 2013

VIA EDGAR AND FAX

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Laboratory Corporation of America Holdings
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 26, 2013
File Number 001-11353

Dear Ms. Jenkins:

We have reviewed the comments of the staff, as set forth in its letter dated April 8, 2013, with respect to the above-referenced filing. Enclosed herewith are the staff’s comments followed by our responses on behalf of Laboratory Corporation of America Holdings (the “Company”).

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

Critical Accounting Policies, page 48

Goodwill and Indefinite-Lived Assets, page 50

Comment:

1.
In future filings, please confirm to us that you will expand your discussion of goodwill and indefinite-lived intangible assets to clearly disclose whether you have adopted FASB’s recently issued updates to its authoritative guidance that permits entities to first assess qualitative factors as a basis for determining whether it is necessary to perform quantitative impairment testing for goodwill (ASU 2011-08) and indefinite-lived intangible assets (ASU 2012-02). To the extent that you only elected to perform a qualitative analysis for certain intangible assets or reporting units, clearly identify where you first assessed qualitative factors to determine whether it was necessary to perform quantitative impairment testing and where you first performed quantitative impairment testing in accordance with the original accounting standards based on the underlying facts and circumstances. In your response, please provide us with your draft disclosure based on your impairment testing at the end of fiscal 2012. Also separately discuss your impairment testing for goodwill and intangible assets given the different methodologies used to test each.

Response:

The Company confirms that it considered the guidance contained in ASU 2011-08 and ASU 2012-02 before conducting its impairment testing for goodwill and indefinite-lived intangible assets as of December 31, 2012. Based upon the relative ease of performing the Step One test for goodwill (using the market approach) and for the indefinite-lived Canadian licenses (using the income approach), the Company elected to bypass the qualitative assessments and proceed directly to performing the first step of the two-step impairment test as permitted in each of the ASU’s.

The Company confirms that it will expand its discussion of goodwill and indefinite-lived intangible assets in future filings as follows:

The Company assesses goodwill and indefinite-lived intangibles for impairment at least annually and more frequently if triggering events occur. The timing of the Company's annual impairment testing is the end of the fiscal year. In accordance with the Financial Accounting Standards Board (“FASB”) updates to their authoritative guidance regarding goodwill and intangible asset impairment testing, an entity is allowed to first assess qualitative factors as a basis for determining whether it is necessary to perform quantitative impairment testing. If an entity determines that it is not more likely than not that the estimated fair value of an asset is less than its carrying value, then no further testing is required. Otherwise, impairment testing must be performed in accordance with the original accounting standards, using a two-step measurement process. The updated FASB guidance also allows an entity to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill or indefinite-lived intangible asset impairment test. In 2012, the Company elected to bypass the qualitative assessments for its goodwill and indefinite-lived intangible assets and proceed directly to the first step of the two-step goodwill and indefinite-lived intangible asset impairment tests, as discussed in the following paragraph.

Step One of the impairment test includes the estimation of the fair value of the reporting unit as compared to the book value of the reporting unit. If Step One indicates potential impairment, the second step is performed to measure the amount of the impairment. The Company relies on a number of factors to determine fair value such as publicly available information regarding the market capitalization of the Company as well as operating results, business plans, and present value techniques. In the case of the impairment test for goodwill, the Company uses a market value approach and in the case of the test for the indefinite-lived intangible assets, consisting of Canadian licenses, the Company uses an income approach. There are inherent uncertainties related to these factors, and judgment in applying them. The assumptions underlying the impairment analysis may change in such a manner that impairment in value may occur in the future. Such impairment will be recognized in the period in which it becomes known.

Notes to Consolidated Financial Statements, page F-8

8. Goodwill and Intangible Assets, page F-17

Comment:

2.
We note that customer relationships represent the largest component of your intangible assets and that their useful lives range from 10 to 30 years (page F-11). We further note in your risk factor on page 28 that to offset efforts by payors to reduce the cost and utilization of clinical laboratory services, you need to obtain and retain new customers and business partners; that as the broader healthcare industry trend of consolidation continues, including the acquisition of physician practices by health systems, relationships with hospital-based health systems and integrated delivery networks are becoming more important; and that your inability to retain existing relationships with providers and networks and to create new relationships could impact your ability to successfully grow your business. Finally, we note certain discussions within your fiscal 2012 earnings conference call transcripts surrounding the development of accountable care organizations, consolidation of physician practices, and consolidation of health systems still being in the early stages and evolving and it appears to us that a certain amount of uncertainty exists with respect to the future relationships with your customers. Please tell us how you considered these factors for purposes of evaluating whether events and circumstances warrant a revision to the remaining useful life of your customer relationship intangibles pursuant to ASC 350-30-35-9.

Response:

The Company confirms that it evaluates the remaining useful lives of its customer relationship intangibles pursuant to ASC 350-30-35-9. The Company believes that the risk factor cited from page 28 of our 2012 Form 10-K, along with the various discussions we have held during our 2012 earnings conference call, highlight risks that we believe are relevant factors for our investors to understand. The Company lists independent physicians and physician groups, hospitals, managed care organizations and other institutions as its clients on page 13 of our 2012 Form 10-K.  While there is considerable current discussion by many around the evolution of healthcare, including continued consolidation within the industry, the Company believes that relationships with its clients will remain relevant for retention and growth.  As stated on page 28 of our 2012 form 10-K, the Company believes that it has well-established relationships with the hospital-based systems and integrated delivery networks that are driving the aforementioned consolidation.  While there is uncertainty in how these future relationships will evolve, we believe our capabilities provide an end-to-end lab solution for these clients, meeting the requirements of new care models with population health management tools, decision support programs, patient counseling, integrated clinical reports and patient-centric data solutions in addition to our ability to deliver high quality lab results in a timely manner and at appropriate prices. Given these capabilities and our significant size and scale, we have been able to navigate the disclosed risk factors. As we discussed during our 2012 earnings conference call, our core business volumes have been stable to expanding, evidencing our ability to react to these market changes. In performing our assessment in accordance with ASC 350-30-35-9, we considered these factors and have not seen any change in customer behavior that would cause us to alter the indicated useful livers of the customer relationships established at the time of each acquisition.

* * * * *
Furthermore, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (336) 436-4602.

Very truly yours,

/s/ William B. Hayes

William B. Hayes
Executive Vice President –
Chief Financial Officer

cc:    Michael J. Silver, Hogan Lovells US L.L.P.
T. Crawford Pounds – PricewaterhouseCoopers L.L.P.